Exhibit 99.1

COASTAL CONTACTS INC.

Notice of Annual and Special Meeting of Shareholders

and

Management Information Circular

For Meeting to be held on February 28, 2013

Suite 2200, 885 West Georgia Street

Vancouver, British Columbia

V6C 3E8

January 28, 2013

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON February 28, 2013

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of Coastal Contacts Inc. (the “Corporation”) will be held at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, on Thursday, February 28, 2013, at 11:00 a.m. (Vancouver time), for the following purposes:

1.                                      to receive the consolidated financial statements of the Corporation for the financial year ended October 31, 2012, together with the report of the auditor thereon;

2.                                      to elect the directors of the Corporation for the ensuing year;

3.                                      to appoint KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year;

4.                                      to consider and, if deemed appropriate, pass, with or without variation, a resolution to re-approve the Corporation’s Stock Option Plan, as more fully described in the accompanying Management Information Circular;

5.                                      to consider and, if deemed appropriate, pass, with or without variation, a resolution to approve certain amendments to the Corporation’s Stock Option Plan, as more fully described in the accompanying Management Information Circular;

6.                                      to consider and, if deemed appropriate, approve, on an advisory basis (and not to diminish the role and responsibilities of the Board of Directors), the Corporation’s approach to executive compensation; and

7.                                      to transact such other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this notice of meeting is the Management Information Circular and a form of proxy.

Only shareholders of record at the close of business on January 28, 2013 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Registered shareholders who are unable to, or who do not wish to, attend the Meeting in person are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose, or by any of the other methods indicated on the form of proxy.  To be used at the Meeting, Proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M51 2Y1 by 11:00 a.m. (Vancouver time) on February 26, 2013 or, if the Meeting is adjourned, by 48 hours prior to the time at which the Meeting is reconvened, or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof.  If a registered shareholder receives more than one proxy because such shareholder owns shares registered in different names or addresses, each proxy should be completed and returned.

DATED at Vancouver, British Columbia, this 28th day of January, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Roger V. Hardy”
Roger V. Hardy
Chairman and Chief Executive Officer

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

COASTAL CONTACTS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This Management Information Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of Coastal Contacts Inc. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at the annual and special meeting (the “Meeting”) of the shareholders to be held on Thursday, February 28, 2013 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

On August 30, 2012, the Corporation filed Articles of Amendment to give effect to a share consolidation on the basis of two pre-consolidation Common Shares for each one post-consolidation Common Share (the “Consolidation”).  The Corporation’s issued and outstanding stock options were adjusted to give effect to the Consolidation.  All data relating to numbers of Common Shares, prices of Common Shares, numbers of stock options and exercise prices of stock options set forth in this Management Information Circular have been adjusted to give retroactive effect to the Consolidation.  For the purpose of giving retroactive effect to the Consolidation, we have rounded fractional shares to the nearest whole share and rounded fractional price information to the nearest cent, with fractions of 0.5 or greater rounded up and fractions of less than 0.5 rounded down.  As a result of such rounding, actual amounts may differ.

PROXIES

Solicitation of Proxies

The enclosed form of proxy is solicited by and on behalf of management of the Corporation.  The persons named in the enclosed form of proxy are management-designated proxyholders.  A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided on the form of proxy or by completing another form of proxy.  To be used at the Meeting, Proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on February 26, 2013 or, if the Meeting is adjourned, by 48 hours prior to the time at which the Meeting is reconvened, or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Corporation at a nominal cost.  The cost of solicitation by management of the Corporation will be borne by the Corporation.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)                                 in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)                                 in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

Pursuant to the Canadian Securities Administrators’ National Instrument 54-101 — Communication with Beneficial Owner of Securities of a Reporting Issuer, the Corporation has distributed copies of proxy-related materials in connection with this Meeting (including this Management Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or proxy is to be delivered.

Revocability of Proxies

A registered shareholder who has given a proxy may revoke it:

(a)                                 by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing

(i)                                     at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or

(ii)                                  with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)                                 in any other manner permitted by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s proxy will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of any instructions, the management-designated proxyholder named on the form of proxy will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof.  At the time of printing of this Management Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting with each Common Share carrying the right to one vote.  The Board of Directors of the Corporation (the “Board”) has fixed January 28, 2013 as the record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting.  As at January 28, 2013, 28,620,753 Common Shares were issued and outstanding.  A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the offices of Computershare Investor Services Inc., at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Corporation, as at January 28, 2013, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying 10% or more of the voting rights attached to the issued and outstanding Common Shares, except for the following:

Name	Number of Common Shares		Percentage of Outstanding Common Shares
Roger V. Hardy	3,327,387	(1)	11.6%

(1)                           These Common Shares are held of record and beneficially by Mr. Hardy or his registered retirement savings plan.  Mr. Hardy also owns stock options entitling him to purchase an additional 882,500 Common Shares.  This represents approximately 14.3% of the issued and outstanding Common Shares on a partially-diluted basis, assuming the exercise of all stock options held by Mr. Hardy.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Corporation’s by-laws, the quorum for the transaction of business at the Meeting will be one or more individuals present in person, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for an absent shareholder so entitled, and holding, or representing by proxy, not less than 10% of the outstanding Common Shares.  A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass each of the resolutions referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No: (a) director or executive officer of the Corporation who has held such position at any time since November 1, 2011; (b) proposed nominee for election as a director of the Corporation; or (c) associate or affiliate of a person referenced in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than directors and executive officers of the Corporation having an interest in the resolutions regarding the re-approval of, and amendments to, the Corporation’s stock option plan as such persons are eligible to participate in such plan.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators’ National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101.  Corporate governance disclosure of the Corporation is set out in Appendix A to this Management Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”, or “NEOs”):

(a)                                 the Corporation’s Chief Executive Officer (“CEO”);

(b)                                 the Corporation’s current and former Chief Financial Officer (“CFO”); and

(c)                                  each of the three most highly compensated executive officers of the Corporation, other than the CEO and the CFO, at the end of the Corporation’s most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year.

During the Corporation’s financial year ended October 31, 2012, the Named Executive Officers were: Roger V. Hardy (Chairman and CEO), Nicholas S. Bozikis (CFO), Gordon Howie (former CFO), Terry Vanderkruyk (Vice President, Corporate Development), Aaron Magness (Vice President, Marketing — USA) and Peter Lee (Vice President of Information Technology).

Compensation Discussion and Analysis

The Compensation and Corporate Governance Committee (the “Compensation Committee”) has the responsibility to, among other things, review and approve corporate goals and objectives relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives and set the CEO’s compensation level based on this evaluation.  The Compensation Committee also reviews and approves, for recommendation to the Board, the applicable components of compensation for the CEO and reviews the compensation of other executive officers, including salary, bonus and incentive compensation levels, deferred compensation, executive perquisites, equity compensation, severance arrangements and change of control benefits.

John Currie is the Chairman of the Compensation Committee.  The other members of the Compensation Committee are Jeffrey Mason and Jeff Booth.

The Corporation’s compensation policy with respect to executive officers is designed to provide both short-term and long-term rewards that are consistent with individual and corporate performance and its goal is to provide sufficient compensation opportunities for executive officers in order to attract, retain and motivate the best possible management team.  Compensation for executive officers consists of:

(i)                                     a base salary;

(ii)                                  annual and special bonus incentives; and

(iii)                               options granted on a discretionary basis under the Corporation’s Option Plan (as defined under “Option-based Awards”).

The Compensation Committee reviews base salary with reference to relevant industry norms, experience, performance and level of responsibility.  The Compensation Committee reviews salary levels annually and may make adjustments, if warranted, as a result of salary trends in the marketplace, competitive positioning and a modification in the level of responsibilities of the executive.  Cash bonus incentives assessed annually, or at a more frequent period as determined, are based upon the Corporation’s ability to meet certain financial and operational metrics and each executive’s individual performance.  The Compensation Committee reviews and assesses executive performance and accomplishments at a minimum on an annual basis.

The Compensation Committee also considers stock options to be an important component of executive compensation.  The objective of making grants under the Option Plan is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, thus better aligning the interests of executive officers with the interests of shareholders.  When reviewing and recommending option grants to directors of the Corporation, the Compensation Committee considers the executive’s overall contribution to the success of the Corporation, past option grants and industry peer groups.

Each of the elements of the executive compensation packages are considered during the Compensation Committee’s benchmarking process which reviews the executive compensation packages of similar companies to ensure that the Corporation provides compensation that is effective in rewarding executives for meeting goals and objectives and ensures that the Corporation can attract and retain the right individuals.  The Board considers the Compensation Committee’s benchmarking process in its analysis and decision-making process.

The Compensation Committee’s benchmarking process took into account pertinent elements of the Corporation’s compensation package and included the following 18 comparative companies selected as the Corporation’s peer group:

Corporation	Market	Symbol
1-800-Flowers.com Inc.	NASDAQ	FLWS
Absolute Software Corp.	TSX	ABT
Blue Nile Inc.	NASDAQ	NILE
Bluefly, Inc.	NASDAQ	BFLY
Enghouse Systems Ltd.	TSX	ESL
Indigo Books & Music Inc.	TSX	IDG
Mediagrif Interactive Technologies Inc.	TSX	MDF
Orbitz Worldwide, Inc.	NYSE	OWW
Overstock.com Inc.	NASDAQ	OSTK
PC Mall, Inc.	NASDAQ	MALL
Peer 1 Network Enterprises, Inc.	TSX	PIX
PetMed Express, Inc.	NASDAQ	PETS
Points International Ltd.	TSX	PTS
Spark Networks Inc.	NYSE MKT	LOV
Stamps.com Inc.	NYSE	STMP
U.S. Auto Parts Network Inc.	NASDAQ	PRTS
United Online Inc.	NASDAQ	UNTD
Vitacost.com, Inc.	NASDAQ	VITC

The benchmarking process took into account all available elements of compensation for the peer group companies, on a normalized basis, whether or not the Corporation included these elements as part of their executive compensation packages.  For example, the value of certain long-term incentive plans that are awarded to peer group executives, but absent from the Corporation’s executive compensation package, would be considered in setting the remaining elements of the compensation package.  The Compensation Committee considers the Black-Scholes model of valuation, among other information, in its recommendations to the Board.

The Compensation Committee focussed primarily on reviewing the CEO’s performance and determining his compensation.  It then provided input to the CEO and other relevant management as part of its review of the compensation for the other executive officers.  The Compensation Committee also monitored the performance of the other executive officers as part of understanding the management composition, evaluating potential promotion from within, and succession planning.

In establishing the base salary of $495,000 and $510,000 for the Corporation’s CEO for fiscal 2012 and 2013, respectively, the Compensation Committee assessed the performance of the Corporation and the CEO in fiscal 2011 and 2012, respectively, and evaluated the CEO’s contribution to the overall success of the Corporation along with a review of benchmark information.

With respect to stock options for the Corporation’s CEO, the Compensation Committee considered the CEO’s performance, historic stock option amounts, a survey of 18 peer group companies, as well as the limited availability of Common Shares for new option grants under the Option Plan, which became the determining factor.  After consideration of the Compensation Committee’s recommendation, the Board approved, on January 11, 2013, the grant of an option to the CEO to purchase 50,000 Common Shares (with an effective grant date of January 18, 2013) at a price of $5.28 per share with an expiry date of January 18, 2018, vesting over three years, pro-rated equally as to one-sixth every six months.

In October 2012, the Compensation Committee engaged Lane Caputo Compensation Inc. (the “Compensation Consultant”) to act as its compensation consultant to review the compensation of the Corporation’s executive officers and independent directors on a go-forward basis.  During the financial year ended October 31, 2012, the Compensation Consultant billed the Corporation $10,000 for such services.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return on the Common Shares with the cumulative total return on the S&P/TSX Composite Index for the period from October 31, 2007 to October 31, 2012.  The graph illustrates the cumulative return on a $100 investment in the Common Shares made on October 31, 2007 as compared with the cumulative return on a $100 investment in the S&P/TSX Composite Index (assuming the reinvestment of dividends).  The performance of the Common Shares as set out in the graph below does not necessarily indicate future performance.  Executive compensation has generally followed the trend in shareholder returns.

	Oct 31/07	Oct 31/08	Oct 30/09	Oct 29/10	Oct 31/11	Oct 31/12
Coastal Contacts Inc.	100.00	73.68	107.89	169.39	272.81	614.03
S&P/TSX Composite Index	100.00	68.65	79.45	94.91	94.12	98.33

Risk Management

The Compensation Committee is responsible for ensuring that the application of the compensation policy is appropriately aligned to support its stated objectives and encourage appropriate management behaviours, while avoiding excessive risk-taking by executive officers.  Given the current stage of development and the limited elements of executive compensation, at this time the Board has not formally assessed the implications of the risks associated with the Corporation’s compensation policies and practices.

Option-based Awards

The Amended and Restated Stock Option Plan of the Corporation (the “Option Plan”) is administered by the Board and the Compensation Committee.  The Option Plan is designed to advance the interests of the Corporation by encouraging directors, employees and consultants of the Corporation and its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire Common Shares, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.  See “Compensation Discussion and Analysis”.

The original version of the Option Plan was approved by the shareholders of the Corporation effective February 27, 2007 and the Option Plan (including amendments to the original version) was last confirmed by the shareholders of the Corporation on March 26, 2010.  No amendments were made to the plan during the last financial year ended October 31, 2012.  See “Particulars of Other Matters to be Acted Upon — Amendments to the Stock Option Plan” for a discussion of proposed amendments to the Option Plan which shareholders will be asked to consider and approve at the Meeting.

The Option Plan currently includes the following provisions:

•                                          Directors, consultants and employees of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries shall be eligible for selection to participate in the Option Plan.  Options are granted at the discretion of the Board or a special committee of the Board appointed from time to time by the Board (presently the Compensation Committee).

•                                          The aggregate number of Common Shares issuable upon the exercise of all options granted under the Option Plan and any other “security-based compensation arrangements” (as defined in the Company Manual of the TSX) of the Corporation shall not exceed 10% of the issued and outstanding Common Shares from time to time.

•                                          No single optionee may be granted options to purchase a number of Common Shares equalling more than 5% of the issued Common Shares in any 12-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable TSX requirements.

•                                          Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12-month period to any one consultant of the Corporation (or any of its subsidiaries).

•                                          Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12-month period to employees of the Corporation (or any of its subsidiaries) conducting investor relations activities.  Options granted to persons performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any three-month period.

•                                          The number of Common Shares issuable to insiders of the Corporation, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding Common Shares.

•                                          The number of Common Shares issued to insiders of the Corporation, within any one-year period, under all security-based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding Common Shares.

•                                          The exercise price of options shall not be lower than the market price (as such term is defined in section 601 of the TSX Company Manual) of the Common Shares at the time the option is granted or any other exercise price permitted by the TSX.  The exercise price of an option held by an insider of the Corporation may be reduced only if disinterested shareholder approval is obtained.

•                                          Each option shall have a term set out in the option agreement, provided that in no circumstances shall the term of an option exceed the maximum term permitted by the TSX (the TSX does not currently specify any maximum term for stock options—the Corporation has generally been granting options under the Option Plan with a five-year term).

•                                          Options granted may have a vesting period as required by the Board on a case-by-case basis.  Options granted to officers and employees generally vest as to one-sixth of the options each six-month period during the initial three-year period of the option term.  Options granted to outside directors generally vest as to 1,000 options immediately upon grant with remaining options vesting as to one-sixth of the options each six-month period during the initial three-year period of the option term.  In the event of a reorganization, merger or consolidation of the Corporation with one or more corporations where the Corporation is not the surviving corporation or upon the sale of substantially all of the property or more than 80% of the then outstanding Common Shares to another corporation (each a “change of control” event for the purposes of the Option Plan), all options granted which have not yet vested shall immediately vest, subject to any applicable TSX policies.

•                                          If an optionee ceases any position with the Corporation as a result of having been dismissed from any such position for cause, all unexercised option rights of that optionee under the Option Plan shall immediately terminate.  If an optionee ceases any position with the Corporation other than for cause or due to the optionee’s death, the option shall continue to be exercisable, to the extent it was entitled to be exercised at the date of cessation, until the earlier of 90 days thereafter (30 days in the case of an optionee engaged to provide investor relations activities) and the normal expiry date of the option.

•                                          In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee’s legal representatives until the earlier of one year from the date of death and the normal expiry date of the option to the extent that the options were exercisable on the date of death.

•                                          All benefits, rights and options accruing to any optionee in accordance with the terms and conditions of the Option Plan shall not be transferable or assignable unless specifically provided in the Option Plan or to the extent, if any, permitted by the TSX.  During the lifetime of an optionee, any benefits, rights and options may only be exercised by the optionee.

•                                          Subject to applicable approval of the TSX, the Board may, at any time, suspend or terminate the Option Plan.  Subject to applicable approval of the TSX, the Board may also at any time amend or revise the terms of the Option Plan; provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Option Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.  Despite the previous two sentences, no shareholder approval, or disinterested shareholder approval, as the case may be, is required for amendments or revisions of the following types:

(a)                                 amendments of a “housekeeping” nature;

(b)                                 a change to the vesting provisions of the Option Plan;

(c)                                  a change to the termination provisions of the Option Plan which does not entail an extension beyond the original expiry date; and

(d)                                 the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan reserve (where applicable);

notwithstanding that such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

The Option Plan does not provide any ability for the Corporation to transform an option into a stock appreciation right involving an issuance of securities from treasury.

The Corporation does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Option Plan.

The Option Plan is subject to the rules and policies of the TSX, including the requirement for shareholder approval every three years following institution.  Shareholders are being asked to approve the Option Plan at the Meeting, it having been last approved in 2010.  See “Particulars of Other Matters to be Acted Upon — Approval of Unallocated Options under the Stock Option Plan”.

As at January 28, 2013, the total number of Common Shares issuable under outstanding options granted under the Option Plan is 2,843,084, representing approximately 9.9% of the issued and outstanding Common Shares.  Approximately 0.1% of the issued and outstanding Common Shares are available for future options to be granted under the Option Plan.  As discussed under, “Particulars of Other Matters to be Acted Upon — Amendments to the Stock Option Plan”, the Board proposes to increase the total number of Common Shares available to be granted under the Option Plan from 10% to 12.5% of the issued and outstanding Common Shares from time to time.

Summary Compensation Table

The following table provides a summary of compensation earned by the Named Executive Officers during the Corporation’s last three financial years ended October 31, 2012.

			Share-	Option-	Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	based awards ($)	based awards (1) ($)	Annual incentive plans (2)	Long-term incentive plans	Pension value ($)	All other compensation (3) ($)	Total compensation ($)
ROGER V. HARDY (4)	2012	495,000	Nil	105,137	Nil	Nil	Nil	7,500	607,637
CEO	2011	495,000	Nil	267,558	150,000	Nil	Nil	7,500	920,058
	2010	482,000	Nil	382,655	90,000	Nil	Nil	7,500	962,155

NICHOLAS S. BOZIKIS (5)	2012	169,539	Nil	18,774	60,000	Nil	Nil	7,488	255,801
CFO	2011	140,000	Nil	99,667	37,500	Nil	Nil	7,500	284,667
	2010	130,000	Nil	Nil	35,000	Nil	Nil	7,500	172,500

GORDON HOWIE (6)	2012	212,308	Nil	Nil	12,000	Nil	Nil	2,959	227,267
Former CFO	2011	61,923	Nil	167,392	12,000	Nil	Nil	3,199	244,514
	2010	N/A	Nil	N/A	N/A	N/A	N/A	N/A	N/A

TERRY VANDERKRUYK	2012	150,000	Nil	18,774	153,237	Nil	Nil	7,500	329,511
Vice President, Corporate Development	2011	150,000	Nil	Nil	25,000	Nil	Nil	7,500	182,500
	2010	150,000	Nil	Nil	15,000	Nil	Nil	7,488	172,488

AARON MAGNESS	2012	179,769	Nil	41,304	44,015	Nil	Nil	5,833	270,921
Vice President, Marketing – USA	2011	10,096	Nil	200,870	13,000	Nil	Nil	Nil	223,966
	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

PETER LEE	2012	200,000	Nil	Nil	34,375	Nil	Nil	Nil	234,375
Vice President of Information Technology	2011	81,731	Nil	122,890	20,800	Nil	Nil	Nil	225,421
	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)                                  The grant date fair value of each option granted during the financial years ended October 31, 2010, 2011 and 2012 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 53.9% (in 2010), 49.4% (in 2011) and 45.1% (in 2012); risk free interest rate of 2.22% (in 2010), 2.12% (in 2011) and 1.28% (in 2012); expected option life of five years; and expected dividend rate of nil.  The Black-Scholes pricing methodology was used in this estimate of fair value as it is an established calculation widely used by the financial industry for securities valuations and is supported as an appropriate methodology by Section 3870 of the CICA Handbook.

(2)                                  Comprised of performance bonuses earned in respect of the indicated financial year, but paid subsequent to each related financial year end.

(3)                                  The amount indicated represents the Corporation’s matching contribution towards the price of Common Shares purchased by the NEO under the Corporation’s Employee Share Ownership Plan in which all regular employees of the Corporation are eligible to participate.  Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either $50,000 or 10% of the NEO’s total salary for the financial year.

(4)                                  No compensation amounts received by Mr. Hardy related to his role as a director of the Corporation.

(5)                                  Mr. Bozikis was appointed as CFO of the Corporation effective April 4, 2012.

(6)                                  Mr. Howie served as CFO of the Corporation from July 2011 until March 2012.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table provides information regarding the incentive plan awards (option-based awards) outstanding for each Named Executive Officer that were outstanding as of October 31, 2012, including awards granted before the most recently completed financial year.  There are no incentive plan awards in the form of share-based awards outstanding for the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
ROGER V. HARDY	70,000	5.24	December 22, 2016	123,200	Nil	N/A
	175,000	3.24	December 23, 2015	658,000	Nil	N/A
	337,500	2.84	July 14, 2015	1,404,000	Nil	N/A
	125,000	1.60	January 8, 2014	675,000	Nil	N/A
	125,000	2.10	March 23, 2013	612,500	Nil	N/A
NICHOLAS S. BOZIKIS	12,500	5.26	December 22, 2016	21,750	Nil	N/A
	25,000	5.60	June 21, 2016	35,000	Nil	N/A
	25,000	3.24	December 23, 2015	94,000	Nil	N/A
	25,000	1.82	July 20, 2013	129,500	Nil	N/A
GORDON HOWIE	Nil	N/A	N/A	N/A	Nil	N/A
TERRY VANDERKRUYK	12,500	5.24	December 22, 2016	22,000	Nil	N/A
	150,000	1.60	May 6, 2014	810,000	Nil	N/A
	25,000	1.60	January 8, 2014	135,000	Nil	N/A
	50,000	1.82	July 20, 2013	259,000	Nil	N/A
AARON MAGNESS	27,500	5.24	December 22, 2016	48,400	Nil	N/A
	90,000	5.34	September 18, 2016	149,400	Nil	N/A
PETER LEE	50,000	5.60	June 21, 2016	70,000	Nil	N/A

(1)                                  Options were granted with a five-year term and vest as to one-sixth of the options each six-month period during the initial three-year period of the option term.

(2)                                  The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the Common Shares on the Toronto Stock Exchange on October 31, 2012, which was $7.00, and the option exercise price, by the number of outstanding options.  These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Incentive plan awards—value vested or earned during the year

The following table provides information regarding the value vested or earned in respect of incentive plan awards during the financial year ended October 31, 2012 for each Named Executive Officer.  The Corporation did not grant any share-based awards during the financial year ended October 31, 2012 not did any value vest in connection with share-based awards.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
ROGER V. HARDY	211,666	Nil	Nil
NICHOLAS S. BOZIKIS	18,752	Nil	60,000
GORDON HOWIE	12,500	Nil	12,000
TERRY VANDERKRUYK	6,249	Nil	153,237
AARON MAGNESS	34,584	Nil	44,015
PETER LEE	16,667	Nil	34,375

Pension Plan Benefits

The Corporation and its subsidiaries do not have any pension plan arrangements in place.

Termination and Change of Control Benefits

Other than as set out below, there are no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in responsibilities of the Named Executive Officer following a change of control of the Company.

Roger V. Hardy, Chairman and Chief Executive Officer

Mr. Hardy entered into an employment agreement dated March 29, 2004, as amended, with the Corporation (the “Hardy Agreement”).  The Hardy Agreement is renewable annually for an indefinite term.  If Mr. Hardy’s employment is terminated for any reason prior to the termination of the Hardy Agreement other than for cause or if he resigns without “good reason” (as defined in the Hardy Agreement), he would be entitled to receive his then base salary and perquisite benefits for 24 months following the termination of his employment and an amount equal to two times his pro-rated bonus.  If such termination had occurred on October 31, 2012, Mr. Hardy would have been entitled to receive approximately $1,290,000.  If, in connection with or within 18 months of a change of control of the Corporation, Mr. Hardy voluntarily terminates his employment for good reason or is involuntarily discharged, he would be entitled to receive instead a severance payment of 2.5 times the sum of his then annual base salary and then current annual bonus.  If such change of control of the Corporation had occurred on October 31, 2012, Mr. Hardy would have been entitled to receive approximately $1,612,500.  In connection with the termination of Mr. Hardy’s employment under any of the above-described circumstances and in all cases of a change of control of the Corporation in any event, all of his unvested rights in any stock option or other benefit plan will also immediately vest in full.  If all of Mr. Hardy’s unvested options as at October 31, 2012 had vested on that date upon any of such events, the value of the newly vested options would have been approximately $933,412.

Nicholas S. Bozikis, Chief Financial Officer

Mr. Bozikis entered into an employment agreement dated May 21, 2008 with the Corporation (the “Bozikis Agreement”).  The Bozikis Agreement is effective for so long as Mr. Bozikis is employed by the Corporation, subject to the termination provisions in the agreement.  If the Corporation terminates the Bozikis Agreement without cause or if the termination of Mr. Bozikis’ employment occurs in contemplation of, at the time of, or within 18 months after a change of control of the Corporation, Mr. Bozikis would be entitled to receive an amount equal to 25% of his then annual base salary.  If any such termination had occurred on October 31, 2012, Mr. Bozikis would have been entitled to receive approximately $47,500.  The Bozikis Agreement also provides that, upon Mr. Bozikis ceasing to be an employee of the Corporation, he shall conduct himself in a manner as will not breach any fiduciary duty he owes to the Corporation and will continue to be subject to the confidentiality provisions in the Bozikis Agreement.  In addition, upon any termination of the Bozikis Agreement, Mr. Bozikis will not solicit any business from any person or entity which was a customer or client of the Corporation during Mr. Bozikis’ employment, or accept business from any customers or clients of the Corporation for a one-year period.  In the event of a change of control of the Corporation for the purposes of the Option Plan, all unvested options then held by Mr. Bozikis will immediately vest.  If all of Mr. Bozikis’ unvested options as at October 31, 2012 had vested on that date upon such change of control of the Corporation, the value of the newly vested options would have been approximately $88,661.

Terry Vanderkruyk, Vice President, Corporate Development

Mr. Vanderkruyk entered into an employment agreement dated January 15, 2006 with the Corporation (the “Vanderkruyk Agreement”).  The Vanderkruyk Agreement is effective for so long as Mr. Vanderkruyk is employed by the Corporation, subject to the termination provisions in the agreement.  If the Corporation terminates the Vanderkruyk Agreement without cause or if the termination of Mr. Vanderkruyk’s employment occurs in contemplation of, at the time of, or within 18 months after a change of control of the Corporation, Mr. Vanderkruyk would be entitled to receive an amount equal to 50% of his then annual base salary.  If any such termination had occurred on October 31, 2012, Mr. Vanderkruyk would have been entitled to receive approximately $75,000.  The Vanderkruyk Agreement also provides that, upon Mr. Vanderkruyk ceasing to be an employee of the Corporation, he shall conduct himself in a manner as will not breach any fiduciary duty he owes to the Corporation and will continue to be subject to the confidentiality provisions in the Vanderkruyk Agreement.  In addition, upon any termination of the Vanderkruyk Agreement, Mr. Vanderkruyk will not solicit any business from any person or entity which was a customer or client of the Corporation during Mr. Vanderkruyk’s employment, or accept business from any customers or clients of the Corporation for a three-year period.  In the event of a change of control of the Corporation for the purposes of the Option Plan, all unvested options then held by Mr. Vanderkruyk will immediately vest.  If all of Mr. Vanderkruyk’s unvested options as at October 31, 2012 had vested on that date upon such change of control of the Corporation, the value of the newly vested options would have been approximately $18,332.

Director Compensation

Discussion of Directors’ Compensation

Pursuant to the Directors’ Compensation Policy, as amended, inside directors are not paid any compensation.  Outside directors are paid an annual retainer of $20,000.  In addition, outside directors are paid $1,000 for each Board meeting attended and for each committee meeting attended.  In addition, the chairperson of the Audit Committee receives an additional $13,000 per year and the chairperson of each other committee receives an additional $5,000 per year (the only other current standing committee is the Compensation Committee).  Outside directors are also entitled to a grant of stock options to purchase 5,000 Common Shares concurrent with each year’s annual meeting with such grant subject to consent by the Board after each annual meeting.  All payments made to outside directors pursuant to the Directors’ Compensation Policy are payable in arrears and on a semi-annual basis at the end of June and December each year.

Under the Directors’ Expenses Reimbursement Policy and Procedures, both inside and outside directors are entitled to reimbursement of travel and other expenses incurred in the conduct of the Corporation’s business.

The Corporation has no pension plan or other arrangement for non-cash compensation to the directors, except for stock options.  Pursuant to the terms of the Option Plan, the number of options issuable to each non-employee director, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed 1% of the issued and outstanding Common Shares.

Director Compensation Table

The following table provides a summary of compensation earned by the directors of the Corporation (other than Roger V. Hardy who is a Named Executive Officer) during the financial year ended October 31, 2012.  For Mr. Hardy’s compensation during the financial year ended October 31, 2012, see “Executive Compensation — Summary Compensation Table”.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
MURRAY MCBRIDE	30,000	Nil	7,919	Nil	Nil	Nil	37,919
MICHAELA TOKARSKI	28,000	Nil	7,919	Nil	Nil	Nil	35,919
JEFFREY MASON	50,750	Nil	7,919	Nil	Nil	Nil	58,669
JOHN CURRIE	16,250	Nil	7,909	Nil	Nil	Nil	24,159
JEFF BOOTH	16,000	Nil	7,909	Nil	Nil	Nil	23,909
NEEL GROVER (2)	5,000	Nil	Nil	Nil	Nil	Nil	5,000
STUART BELKIN (3)	8,000	Nil	Nil	Nil	Nil	Nil	8,000
TUSHAR SHAH (4)	Nil	Nil	NIl	Nil	Nil	Nil	Nil

(1)                                 The grant date fair value of each option granted during the financial year ended October 31, 2012 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 45.1%; risk-free interest rate of 1.28%; expected option life of five years; and expected dividend rate of nil.  The Black-Scholes pricing methodology was used in this estimate of fair value as it is an established calculation widely used by the financial industry for securities valuations and is supported as an appropriate methodology by Section 3870 of the CICA Handbook.

(2)                                 Mr. Grover was appointed as a director of the Corporation on October 10, 2012.

(3)                                 Mr. Belkin resigned as a director of the Corporation on January 17, 2012.

(4)                                 Mr. Shah resigned as a director of the Corporation on October 9, 2012.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table provides information on share-based and option-based awards to directors of the Corporation (other than Roger V. Hardy who is a Named Executive Officer) that were outstanding as at October 31, 2012.  For information regarding Mr. Hardy’s incentive plan awards during financial 2012, see “Executive Compensation—Summary Compensation Table”.  There are no incentive plan awards in the form of share-based awards outstanding for the directors.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
MURRAY MCBRIDE	5,000	5.24	December 22, 2016	8,800	Nil	N/A
	5,000	3.24	December 23, 2015	18,800	Nil	N/A
	5,000	2.84	March 26, 2015	20,800	Nil	N/A
	5,000	2.16	August 25, 2014	24,200	Nil	N/A
MICHAELA TOKARSKI	5,000	5.24	December 22, 2016	8,800	Nil	N/A
	5,000	3.24	December 23, 2015	18,800	Nil	N/A
	5,000	2.84	March 26, 2015	20,800	Nil	N/A
	5,000	2.16	August 25, 2014	24,200	Nil	N/A
	5,000	2.10	March 23, 2013	24,500	Nil	N/A
JEFFREY MASON	5,000	5.24	December 22, 2016	8,800	Nil	N/A
	5,000	3.24	December 23, 2015	18,800	Nil	N/A
	5,000	2.84	March 26, 2015	20,800	Nil	N/A
	5,000	2.16	August 25, 2014	24,200	Nil	N/A
	5,000	2.10	March 23, 2013	24,500	Nil	N/A
JOHN CURRIE	5,000	5.78	June 19, 2017	6,100	Nil	N/A

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
JEFF BOOTH	5,000	5.78	June 19, 2017	6,100	Nil	N/A
NEEL GROVER	Nil	N/A	N/A	N/A	Nil	N/A

(1)                                 Options were granted with a five-year term and vest as to 1,000 options immediately upon grant with remaining options vesting as to one-sixth of the options each six-month period during the initial three-year period of the option term.

(2)                                 The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the Common Shares on the Toronto Stock Exchange on October 31, 2012, which was $7.00, and the option exercise price, by the number of outstanding options.  These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Incentive plan awards—value vested or earned during the year

The following table provides information for directors of the Corporation (other than Roger V. Hardy who is a Named Executive Officer) on value of incentive awards vested or earned during the financial year ended October 31, 2012.  For information on the value of incentive awards vested or earned by Mr. Hardy during financial 2012, see “Executive Compensation — Summary Compensation Table”.  The Corporation did not grant any share-based awards during the financial year ended October 31, 2012 nor did any value vest in connection with share-based awards.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
MURRAY MCBRIDE	5,000	Nil	Nil
MICHAELA TOKARSKI	5,000	Nil	Nil
JEFFREY MASON	5,000	Nil	Nil
JOHN CURRIE	500	Nil	Nil
JEFF BOOTH	500	Nil	Nil
NEEL GROVER	Nil	Nil	Nil
TUSHAR SHAH	Nil	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Corporation’s equity compensation plan under which Common Shares are authorized for issuance as at October 31, 2012.  The information shown for “Equity compensation plans approved by securityholders” relates to the Option Plan.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,307,833	$3.45	553,742	(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,307,833	$3.45	553,742

(1)                                 Currently, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Option Plan is 10% of the issued and outstanding Common Shares from time to time (being 2,861,575 Common Shares as at

October 31, 2012).  As discussed under, “Particulars of Other Matters to be Acted Upon — Amendments to the Stock Option Plan”, management proposes to increase the total number of Common Shares available to be granted under the Option Plan from 10% to 12.5% of the issued and outstanding Common Shares from time to time.

MANAGEMENT CONTRACTS

No management functions of the Corporation are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

As at January 28, 2013, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Corporation or any of its subsidiaries which is owing to the Corporation or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

The following table sets out information for each individual who is, or at any time during the financial year ended October 31, 2012 was, a director or executive officer of the Corporation, each proposed nominee for election as a director of the Corporation, and each associate of any such director, executive officer or proposed nominee, who is, or at any time since November 1, 2011 has been, indebted to the Corporation or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since November 1, 2011 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

Name and principal position	Involvement of Corporation or subsidiary	Largest amount outstanding during year ended October 31, 2012 ($)		Amount outstanding as at January 28, 2013 ($)	Financially assisted securities purchased during year ended October 31, 2011 (#)	Security for indebtedness	Amount forgiven during year ended October 31, 2012 ($)
STEVE BOCHEN Chief Operating Officer	Corporation	28,500	(1)	Nil	Nil	Nil	Nil
TERRY VANDERKRUYK Vice President, Corporate Development	Corporation	101,600	(1)	Nil	Nil	Nil	Nil
NANCY MORISON Vice President, Operations	Corporation	18,150	(1)	Nil	Nil	Nil	Nil

(1)                                 These amounts represent loans to the respective executive officers to facilitate the purchase of Common Shares upon exercise of options granted under the Option Plan.  The Corporation no longer provides such financial assistance.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in a Management Information Circular of the Corporation, no informed person (i.e. insider) of the Corporation, no proposed director of the Corporation, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since November 1, 2011 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

Historically, the Corporation has had three classes of directors, resulting in the directors serving staggered terms.  Beginning this year, however, each of the Corporation’s directors will be elected annually for a one year term or until the director’s successor is elected or appointed, unless his or her office is earlier vacated in accordance with the articles of the Corporation or under the provisions of the Canada Business Corporations Act (the “CBCA”).

Accordingly, at the Meeting, shareholders of the Corporation will be called upon to elect Roger V. Hardy, Murray McBride, Michaela Tokarski, Jeffrey Mason, John Currie, Jeff Booth and Neel Grover (the “Nominees”) as directors to serve for a term of one year until the next annual meeting of shareholders of the Corporation.

The Corporation has not adopted a ‘majority voting policy’ which requires that a nominee director receive a greater number of “for” votes than “withheld” votes.  The Board believes that additional consideration is required before determining whether to further change the manner in which the Corporation’s directors are elected.  As part of its ongoing commitment to corporate governance, the Board will continue to consider whether or not to adopt a majority voting policy in the future.

While management does not contemplate that the Nominees will be unable to serve as directors, if prior to the Meeting any vacancy occurs in the slate of such Nominees for any reason, the management representatives designated in the form of proxy solicited in respect of the Meeting shall have discretionary authority to vote for the election of any other person as a director.  Proxies received by the directors on which no designation is made will be voted for the management Nominees for election as directors or any substitute nominee(s) thereof as may be determined by management, if necessary.

The following table sets out the name of each of the Nominees; all positions and offices with the Corporation presently held by each Nominee; that person’s principal occupation, business or employment; the period during which that person has served as a director; and the number of Common Shares that the Corporation is advised are beneficially owned by that person, directly or indirectly, or over which control or direction is exercised, as of January 28, 2013.

Name, place of residence and positions with the Corporation	Present principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled/ directed

ROGER V. HARDY British Columbia, Canada Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of the Corporation	Since July 1, 2002	3,327,387

MURRAY McBRIDE Ontario, Canada Director	Business Consultant, Murray McBride Consulting Services Ltd.	From December 14, 2000 to March 5, 2001 and since December 29, 2003	308,000

Name, place of residence and positions with the Corporation	Present principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled/ directed

MICHAELA TOKARSKI Ontario, Canada Director	Strategic and Marketing Consultant, Creekside Communications Inc. (e-business communications consulting company)	Since February 12, 2001	845,500

JEFFREY MASON (1)(2) British Columbia, Canada Director	Chief Financial Officer of Prophecy Platinum Corp. and Prophecy Coal Corp. (mining companies)	Since October 16, 2006	180,550

JOHN CURRIE (1)(2) British Columbia, Canada Director	Chief Financial Officer of lululemon athletica inc. (athletic apparel manufacturer/retailer)	Since April 20, 2012	3,500

JEFF BOOTH (1)(2) British Columbia, Canada Director	Chief Executive Officer and Co-founder of BuildDirect.com (online retailer of building materials)	Since April 20, 2012	Nil

NEEL GROVER California, United States Director	Operating Partner at Clearlake Capital Group (investment firm); from May 2006 to September 2012, Mr. Grover was the Chief Executive Officer and President of Rakuten.com Shopping (formerly Buy.com)	October 10, 2012	Nil

(1)                                 Member of the Audit Committee.  Mr. Mason is the Chairman of the Audit Committee.

(2)                                Member of the Compensation and Corporate Governance Committee.  Mr. Currie is the Chairman of the Compensation and Corporate Governance Committee.

Director Biographies

The principal occupations, businesses or employments of each of the Nominees within the past five years are as disclosed in the brief biographies set forth below.

Roger V. Hardy — Chairman, Chief Executive Officer and Director.  Since December 2003, Mr. Hardy has been the Corporation’s Chairman.  From July 2002 until present, Mr. Hardy has been the Corporation’s Chief Executive Officer and a director of the Corporation.  Mr. Hardy was the President of the Corporation from July 2002 until December 2003 and from September 2006 until August 2012.  Mr. Hardy also serves on the board of BuildDirect.com, a leading building products retailer; and on the board of Shoeme.com, a leading online seller of shoes in Canada.

Murray McBride — Director.  From December 2000 until March 2001 and since December 2003, Mr. McBride has been a director of the Corporation.  From February 1982 until present, Mr. McBride has been a business consultant with Murray McBride Consulting Services Ltd.  Mr. McBride acquired significant financial experience and exposure to accounting and financial issues while serving in a number of positions, including:  Chairman of the Intellivest Group of Companies, President of the Alexander Proudfoot Company of Canada, Member of Parliament of Canada, Chairman of the Canadian Egg Marketing Agency, Vice Chairman and General Manager of the Farm Credit Corporation of Canada, Chief of Staff of the Canadian Ministry of Consumer and Corporate Affairs and Chief of Staff of the Postmaster General of Canada.

Michaela Tokarski — Director.  Since February 2001, Ms. Tokarski has been a director of the Corporation.  Since September 2007, Ms. Tokarski has been a strategic and marketing consultant with Creekside Communications Inc. (an e-business communications consulting company).  From July 2006 until August 2007, she was the Vice

President, Marketing at MODASolutions Corporation.  From October 2000 until July 2006, Ms. Tokarski was the Director, Sales and Marketing and Vice President, Product Management of Coastal.

Jeffrey Mason — Director.  Since October 2006, Mr. Mason has been a director of the Corporation.  In addition, Mr. Mason is also a director of Amarc Resources Ltd., Slater Mining Corporation and Red Eagle Mining Corporation.  Mr. Mason serves as Chief Financial Officer of both Prophecy Coal Corp., with coal mining and a power generation plant project in Mongolia, and Prophecy Platinum Corp., with nickel PGM and copper minerals in the Yukon, Ontario and Uruguay.  Previously, Mr. Mason was Chief Financial Officer and a director of Hunter Dickinson Inc. and has spent the last 19 years as a corporate officer, including Chief Financial Officer, and director to a number of publicly-traded companies (TSX, NYSE MKT and NASDAQ).  Mr. Mason is a Chartered Accountant and holds an Institute of Corporate Directors designation.

John Currie — Director.  Since April 2012, Mr. Currie has been a director of the Corporation.  Mr. Currie currently holds the role of Executive Vice President, Chief Financial Officer of lululemon athletica inc. (athletic apparel manufacturer/retailer listed on NASDAQ and the TSX) since January 2007.  Prior thereto, Mr. Currie was Chief Financial Officer of Intrawest Corporation (now Intrawest ULC, a destination resort company listed on the New York Stock Exchange and the TSX).  In November 2012, Mr. Currie also became a director for the Vancouver Airport Authority.

Jeff Booth — Director.  Since April 2012, Mr. Booth has been a director of the Corporation.  Mr. Booth is the Founder and Chief Executive Officer of BuildDirect.com (online retailer of building materials) since 1999.  Mr. Booth’s professional background includes seven years of senior management in real estate and construction industries.

Neel Grover — Director.  Mr. Grover currently serves as an Operating Partner at Clearlake Capital Group.  Prior to that, Mr. Grover served as the Chief Executive Officer and President of Rakuten.com Shopping (formerly Buy.com) from May 2006 until September 2012 after having served as President and Chief Operating Officer from September 2003.  Prior to that, Mr. Grover was President of ThinkTank Holdings from 2000 until 2003.  Mr. Grover remains a director of Rakuten.com Shopping and Rakuten U.S.A, in addition to the SWI Group.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No Nominee is, as at the date of this Management Information Circular, or has been, within the 10 years preceding the date of this Management Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)                                 was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)                                 was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No Nominee is, as at the date of this Management Information Circular, or has been, within the 10 years preceding the date of this Management Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No Nominee has, within the 10 years preceding the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No Nominee has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditor

The persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation.  KPMG LLP was first appointed as the auditor of the Corporation on January 16, 2008.

Approval of Unallocated Options Under the Stock Option Plan

Pursuant to the policies of the TSX, all unallocated options, rights, or other entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable must be approved by the listed issuer’s security holders every three years after the institution of the arrangement.  In the case of the Option Plan, it was last approved by shareholders in March 2010.  A description of the Option Plan is provided under the heading “Compensation of Executive Officers and Directors — Option-based Awards”.

Unallocated options were approved by the shareholders of the Corporation at the Corporation’s annual general meeting on March 26, 2010.  As the three-year term prescribed by the TSX expires on March 26, 2013, an ordinary resolution (the “Options Resolution”) will be placed before the shareholders to approve the unallocated options.  This approval will be effective for three years from the date of the Meeting.  If approval is not obtained at the Meeting, options which have not been allocated as of March 26, 2013 and Common Shares underlying options which are outstanding as at March 26, 2013 and are subsequently cancelled or terminated will not be available for a new grant of options.  Previously allocated options will be unaffected by the approval or disapproval of the Options Resolution.

As at the date of this Management Information Circular, options to purchase a total of 2,843,084 Common Shares are outstanding, representing approximately 9.9% of the issued and outstanding Common Shares.  As a result, there are 18,991 unallocated options available under the Option Plan, representing approximately 0.1% of the issued and outstanding Common Shares.

The following is the text of the Options Resolution to be considered at the Meeting:

“BE IT RESOLVED THAT:

1.                                      All unallocated stock options under the Option Plan of the Corporation, as amended from time to time, are hereby approved and authorized and the Corporation is authorized to continue granting options under the Option Plan until February 28, 2016, which is the date that is three years from the date where shareholder approval is being sought; and

2.                                      Any one director or officer of the Corporation be and is hereby directed and authorized to take all necessary actions, steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this resolution, including the filing of all necessary documents with regulatory authorities including the

TSX.”

The Board of Directors of the Corporation recommends that shareholders vote FOR the approval of the Options Resolution.

The named proxyholders intend to vote the Common Shares represented by such proxy for the approval of the Options Resolution unless a shareholder has directed in the proxy that such Common Shares be voted against it.

Approval of Amendments to the Stock Option Plan

At the Meeting, shareholders will be asked to approve an ordinary resolution amending the terms of the Option Plan to: (i) increase the maximum number of Common Shares which may be issued upon exercise of options granted under the Option Plan from 10% to 12.5% of the issued and outstanding Common Shares from time to time; and (ii) add a provision to allow for the expiry date for an option that expires during a self-imposed blackout period, or within 48 hours following the end of any self-imposed blackout period, to be extended to the date that is 10 calendar days following the end of such blackout period (collectively, the “Option Plan Amendments Resolution”).  Other amendments of a “housekeeping” nature will be made to the Option Plan.

As at the date of this Management Information Circular, options to purchase a total of 2,843,084 Common Shares are outstanding, representing approximately 9.9% of the issued and outstanding Common Shares.  As a result, there are 18,991 unallocated options available under the Option Plan, representing approximately 0.1% of the issued and outstanding Common Shares.  Accordingly, in order to give the Board flexibility to grant additional options in future years when the Board considers it to be in the Corporation’s best interests to do so, the Board is seeking approval to increase the maximum number of Common Shares issuable under the Option Plan from an amount equal to 10% of the issued and outstanding Common Shares (from time to time) to an amount equal to 12.5% of the issued and outstanding Common Shares (from time to time).  If this amendment is approved by shareholders and based on the number of Common Shares issued and outstanding as at the date of this Management Information Circular, there will be available under the Option Plan options to purchase an additional 715,518 Common Shares.

Shareholders will be asked to approve the Option Plan Amendments Resolution at the Meeting.  The affirmative vote of the holders of the majority of the Common Shares represented and voting at the Meeting will be required to approve the Option Plan Amendments Resolution.

The following is the text of the Option Plan Amendments Resolution to be considered at the Meeting:

“BE IT RESOLVED THAT:

1.                                      An increase in the maximum number of Common Shares issuable upon exercise of options granted under the Stock Option Plan of the Corporation, as amended from time to time, from an amount equal to 10% of the issued and outstanding Common Shares, from time to time, to an amount equal to 12.5% of the issued and outstanding Common Shares, from time to time, is hereby approved;

2.                                      The addition of a provision to the Stock Option Plan of the Corporation, as amended from time to time, to allow for the expiry date of an option that expires during a self-imposed blackout period, or within 48 hours following the end of any self-imposed blackout period, to be extended to the date that is 10 calendar days following the end of such blackout period, is hereby approved;

3.                                      The directors of the Corporation are authorized to prepare and file with the TSX, an amended form of the Stock Option Plan of the Corporation to reflect the new maximum number of Common Shares issuable thereunder, and the extension of the expiry period of options during self-imposed blackout periods; and

4.                                      Any one director or officer of the Corporation be and is hereby directed and authorized to take all necessary actions, steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this resolution, including the filing of all necessary documents with regulatory authorities including the TSX.”

The Board of Directors of the Corporation recommends that shareholders vote FOR the approval of the Option Plan Amendments Resolution.

The named proxyholders intend to vote the Common Shares represented by such proxy for the approval of the Option Plan Amendments Resolution unless a shareholder has directed in the proxy that such Common Shares be voted against them.

The completion of the proposed amendments to the Option Plan is subject to the approval of the TSX.

Advisory Vote Regarding Executive Compensation

Compensation strategies are critical to driving the Corporation’s operational and financial success and to building shareholder value.  The Corporation’s compensation program seeks to attract, retain, motivate and reward management through competitive pay practices and focus interests on developing and implementing strategies that create and deliver value for shareholders.  The Corporation believes that its compensation programs are consistent with those objectives and are in the best interests of shareholders.

The Board has adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation as disclosed in the Management Information Circular.  This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the Board regarding executive compensation.

At the Meeting, shareholders will have an opportunity to vote on the Corporation’s approach to executive compensation through consideration of the following resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2013 annual and special meeting of shareholders of the Corporation.”

Approval of this resolution will require that it be passed by a majority of the votes cast by shareholders thereon in person and by proxy.  Because the vote is advisory, it will not be binding upon the Board.  However, the Compensation Committee will take into account the results of the vote when considering future executive compensation arrangements.

The Board recommends that the shareholders of the Corporation vote FOR the advisory resolution on the approach to executive compensation disclosed in this Management Information Circular.

The named proxyholders intend to vote the Common Shares represented by such proxy for approval of the advisory resolution on the Corporation’s approach to executive compensation unless a shareholder has directed in the proxy that such Common Shares be voted against it.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

SHAREHOLDER PROPOSALS

October 30, 2013 is the final date by which the Corporation must receive any proposals for any matter that a person entitled to vote at an annual meeting of the Corporation proposes to raise at the next annual meeting of the Corporation, subject to the requirements of the CBCA.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com under the Corporation’s profile.

Financial Information

Financial information relating to the Corporation is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for its financial year ended October 31, 2012 which are available on SEDAR and may also be obtained by sending a written request to the Corporation at the Corporation’s head office located at Suite 320, 2985 Virtual Way, Vancouver, British Columbia  V5M 4X7.

Audit Committee Disclosure

Pursuant to the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees, disclosure relating to the Corporation’s Audit Committee is contained under the heading “Directors and Executive Officers — Audit Committee” in the Corporation’s Annual Information Form dated December 19, 2012 for the financial year ended October 31, 2012, filed on SEDAR.

DIRECTORS’ APPROVAL

The contents and sending of this Management Information Circular to the shareholders and other persons entitled thereto have been approved by the Board of Directors of the Corporation.

DATED as of the 28th day of January, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Roger V. Hardy”
Roger V. Hardy
Chairman and Chief Executive Officer

APPENDIX A

COASTAL CONTACTS INC.

(the “Corporation”)

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS

Board of Directors

Disclose the identity of directors who are independent

Jeffrey Mason, John Currie, Jeff Booth and Neel Grover are independent.

Murray McBride is the stepfather of Roger V. Hardy and is considered independent as such relationship is not reasonably expected to interfere with the exercise of his independent judgment in relation to the Corporation.

Disclose the identity of directors who are not independent, and describe the basis for that determination

The following directors are not considered independent for the purposes of corporate governance disclosures:

Roger V. Hardy is the Chairman and Chief Executive Officer of the Corporation.

Michaela Tokarski is Roger V. Hardy’s sister.

Disclose whether or not a majority of the directors are independent.  If the majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgement in carrying out its responsibilities

The Board is currently comprised of seven directors, five of whom are considered independent and two of whom are not considered independent.

In order to facilitate its exercise of independent judgment in carrying out its responsibilities, the Board establishes informal committees, on an as needed basis, consisting solely of independent directors to consider certain matters to be considered by the Board.  The Board, or any committee, may also seek advice from outside advisors.  The Board also follows a practice whereby, if a director has an interest in a matter the Board is considering, such director either abstains from voting on the matter or exits the Board meeting.

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer	Jeffrey Mason	— — —	Amarc Resources Ltd. Red Eagle Mining Corporation Slater Mining Corporation

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, however, the independent directors may at any time call a meeting of independent directors without non-independent directors and members of management being present.  At Board and Committee meetings, the independent directors hold sessions at which members of management are not in attendance.

DISCLOSURE REQUIREMENTS	COMMENTS

Disclose whether or not the chair of the board is an independent director.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors

Roger V. Hardy is the Chairman of the Board and is not an independent director.  The Board does not presently have a lead director.

The Board believes that its current structure best reflects the entrepreneurial leadership of the Corporation.  The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected through measures such as the Audit Committee and the Compensation and Corporate Governance Committee being composed either entirely of independent directors or of a majority of independent directors and each committee being chaired by an independent director.  In addition, in order to provide leadership for its independent directors, the Board encourages its independent members to discuss matters separate from the non-independent Board members and to seek the advice of financial, legal or other consultants when necessary.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	Since November 1, 2011 (the beginning of the Corporation’s most recently completed financial year), the Corporation held eight Board meetings with attendance by the directors as follows:
	Roger V. Hardy	–	8 out of 8 meetings
	Murray McBride	–	6 out of 8 meetings
	Michaela Tokarski	–	8 out of 8 meetings
	Jeffrey Mason	–	8 out of 8 meetings
	John Currie	–	5 out of 8 meetings *
	Jeff Booth	–	6 out of 8 meetings *
	Neel Grover	–	0 out of 8 meetings **

* two meetings were held before Messrs. Currie and Booth were appointed as directors of the Corporation on April 20, 2012

** no meetings were held since Mr. Grover was appointed as a director of the Corporation on October 10, 2012

Other proceedings of the directors were effected by written consent resolutions signed by all of the directors.

DISCLOSURE REQUIREMENTS	COMMENTS

Board Mandate

Disclose the text of the board’s written mandate

The Board has responsibility for the Corporation’s approach to corporate governance.  The responsibility for the day-to-day management of the Corporation rests with the executive officers; however, the Board is ultimately responsible for the stewardship of the Corporation.  The Board assumes this responsibility in key areas such as the following:

(a)                       safeguarding shareholder interests;

(b)                       the adoption of a strategic planning process that includes reviewing the Corporation’s long-term objectives on a periodic basis;

(c)                        succession planning, including appointing, developing and monitoring senior management;

(d)                       developing and monitoring the Corporation’s policy for communicating with shareholders, other stakeholders and the public;

(e)                        the integrity of the Corporation’s internal control systems, which the Board and the Audit Committee and Compensation and Corporate Governance Committee review periodically with management and the Corporation’s auditors;

(f)                         reviewing with management the principal risks affecting the Corporation and the systems that have been put in place to manage these risks; and

(g)                        considering and approving all significant transactions or decisions affecting the Corporation and its subsidiaries prior to implementation.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position

The Board has not developed written position descriptions for the Chairman of the Board or for the chair of each Board committee.

Although the Board has not developed formal position descriptions for its Chairman and the chairs of the Board committees, through periodic discussions amongst the Board members, they have acquired a good understanding of their respective roles.

The chairs of the Audit Committee and the Compensation and Corporate Governance Committee are in charge of their respective committees and ensuring their designated responsibilities are effectively discharged.  The committee chairs are required to comply with the requirements of the policies governing the particular committee.  The chairs act as the liaison with the Chairman of the Board and are responsible for reporting to the Board on matters under their purview.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities

The Board has not developed a written position description for the CEO.  The CEO is responsible for the day-to-day operations of the Corporation, and with the management team, pursues Board-approved strategic initiatives within the context of authorized business, capital plans and corporate policies.  The CEO is expected to report to the Board on a regular basis on short-term results and long-term development activities.  The Board (with recommendations from the Compensation and Corporate Governance Committee) discusses the goals of the Corporation and the performance of the CEO in the attainment of these goals.

DISCLOSURE REQUIREMENTS	COMMENTS

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)            the role of the board, its committees and its directors; and

(ii)        the nature and operation of the issuer’s business

As necessary, new members of the Board are provided with information about the Corporation, the role of the Board, the Board’s committees, the Board’s directors and the Corporation’s industry.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The current directors are experienced in boardroom procedure and corporate governance and generally have a good understanding of the business.  The Corporation provides continuing education for its directors as such needs arise.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)            disclose how a person or company may obtain a copy of the code;

(ii)        describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code

The Corporation has a Code of Business Conduct and Ethics (the “Code”) setting out the principles that should guide the behaviour of the Corporation’s directors, officers and employees.  The Code addresses issues such as the following:

(a)            conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b)            protection and proper use of corporate assets and opportunities;

(c)             fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees;

(d)            compliance with laws, rules and regulations; and

(e)             reporting of any illegal or unethical behaviour.

A copy of the Code is available by request by sending an email to investors@coastalcontacts.com.  A copy of the Code is also posted on the Corporation’s website at www.coastalcontacts.com and on SEDAR at www.sedar.com.

The Board is responsible for monitoring compliance with the Code.  One tool used for monitoring compliance is the Corporation’s Whistleblower Policy.  Any person can report complaints or concerns, which may be on an anonymous basis through the procedures of the Whistleblower Policy.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

To ensure directors of the Corporation exercise independent judgment in considering transactions, agreements or decisions in respect of which a director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the Board follows a practice whereby any such Board member must be absent during any board discussion pertaining thereto and not cast a vote on any such matter.  Significant contracts that may be deemed to be a conflict are also reviewed and approved by the Corporation’s Audit Committee.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

DISCLOSURE REQUIREMENTS	COMMENTS

Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination

The Compensation and Corporate Governance Committee is responsible for advising the Board with respect to the filling of vacancies on the Board and making recommendations as to nominees for the Board and uses an informal consultative process.

In order to foster an objective nomination process, the independent members of the Board are encouraged to recommend nominees for the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors

The Compensation and Corporate Governance Committee, which is responsible for various nominating committee functions for the Corporation, is currently comprised of three directors, all of whom are independent.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee

The Compensation and Corporate Governance Committee has the authority and responsibility to:

(a)                 evaluate and make recommendations to the Board with respect to filling vacancies on the Board and making recommendations as to nominees for the Board; and

(b)                 evaluate and make recommendations to the Board concerning the appointment of directors to Board committees and the selection of Board committee chairs.

The Compensation and Corporate Governance Committee analyzes the needs of the Board when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.  New candidates are introduced to the Board by members of the Committee.

Compensation

Describe the process by which the board determines compensation for the issuer’s directors and officers

The Compensation and Corporate Governance Committee is appointed by the Board to, among other things, discharge the Board’s responsibilities relating to compensation of the Corporation’s directors and officers.  The Committee has overall responsibility for approving and evaluating the directors and officers compensation plans, policies and programs for the Corporation.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation

The Compensation and Corporate Governance Committee is currently comprised of three directors, all of whom are independent.

DISCLOSURE REQUIREMENTS	COMMENTS

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee

The authority and responsibility of the Compensation and Corporate Governance Committee with respect to compensation matters is set out in a the Committee’s Charter and includes, without limitation, the following:

(a)            annually review and approve corporate goals and objectives relevant to the compensation of the CEO and President, evaluate the CEO and President’s performance in light of those goals and objectives, and set the CEO and President’s compensation level based on this evaluation;

(b)            review and approve the compensation of the CEO and President and review the compensation of other executive officers, including salary, bonus and incentive compensation levels, deferred compensation, executive perquisites, equity compensation, severance arrangements, and change-in-control benefits;

(c)             periodically review and make recommendations to the Board with respect to incentive compensation plans, equity-based plans and management retention plans;

(d)            exercise all rights, authority and functions of the Board under all of the Corporation’s stock option, stock incentive , employee stock purchase and other equity-based plans, including, without limitation, the authority to interpret the terms of the plans, to grant options, and to make stock awards;

(e)             periodically review and make recommendations to the Board with respect to compensation for directors (including compensation for members of Board committees);

(f)              periodically review and reassess the adequacy of the Committee’s Charter and recommend any proposed changes to the Board for approval; and

(g)             retain and terminate any compensation consultant to be used to assist in the evaluation of compensation for officers and approve the consultants’ fees and other retention terms.

The Compensation and Corporate Governance Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that the compensation allows the Corporation to attract qualified candidates.  In order to ensure an objective process for determining compensation, the Committee reviews independent materials such as pay survey data and industry reports.  The Committee also encourages open and frank discussion from its members and seeks leadership from its independent chair.  In addition, it benchmarks against other companies using peer group studies compiled for the Committee.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work

In October 2012, the Compensation Committee engaged Lane Caputo Compensation Inc. (the “Compensation Consultant”) to act as its compensation consultant to review the compensation of the Corporation’s executive officers and independent directors on a go-forward basis.  During the financial year ended October 31, 2012, the Compensation Consultant billed the Corporation $10,000 for such services.

DISCLOSURE REQUIREMENTS	COMMENTS

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function

In addition to the above-mentioned responsibilities, the Compensation and Corporate Governance Committee also has authority and responsibility for corporate governance matters, including, without limitation, the following:

(a)            manage the corporate governance systems for the Board;

(b)            assist the Board to fulfill its duty to meet the applicable legal, regulatory business principles and “codes of best practice” of corporate behaviour and conduct;

(c)             assist in the creation of a corporate culture and environment of integrity and accountability;

(d)            in conjunction with the Chairman, monitor the quality of the relationship between the Board and management of the Corporation;

(e)             review management’s succession plans for senior management;

(f)              develop and monitor the Corporation’s overall approach to corporate governance issued and, subject to approval by the Board, implement and administer this process;

(g)             review with the Board, on a regular basis, but not less than annually, the terms of reference for the Board, each committee of the Board, the Chairman and the CEO;

(h)            review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including, without limitation, the size of the Board, number and content of Board meetings, and the communication process between the Board and management; and

(i)                make recommendations to the Board regarding changes to the Board’s corporate governance guidelines.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Compensation and Corporate Governance Committee also has authority and responsibilities relating to assessment matters, including the following:

(a)             annually evaluate and report to the Board on the performance and effectiveness of the Board;

(b)             annually, in conjunction with the CEO, evaluate the performance of the Corporation’s management (other than the CEO); and

(c)              evaluate and lead the Board’s annual review of the CEO’s performance.

The Compensation and Corporate Governance Committee does not have a formal process to monitor the effectiveness of the Board, Board committees and individual directors, but rather relies on an informal review process.  In order to gauge performance, the Committee considers the following:

(a)             input from directors, where appropriate;

(b)             attendance of directors at meetings of the Board and any committee;

(c)              the charter of each committee; and

(d)             the competencies and skills each individual director is expected to bring to the Board and each committee.